Exhibit 11 Computation of Per Share Earnings Milacron Inc. and Subsidiaries (Unaudited)

(In thousands, except per-share amounts)	Three Months Ended June 30,		Six Months Ended June 30,

	2001	2000	2001	2000

Net earnings	$1,091	$16,750	$4,599	$31,827
Less preferred dividends	(60)	(60)	(120)	(120)

Net earnings available to common shareholders	$1,031	$16,690	$4,479	$31,707

Basic earnings per share:

Weighted-average common shares outstanding	33,185	35,401	33,205	35,775

Per share amount	$.03	$.47	$.13	$.89

Diluted earnings per share:

Weighted-average common share outstanding	33,185	35,401	33,205	35,775
Dilutive effect of stock options and restricted
shares based on the treasury stock method	142	146	170	117

Total	33,327	35,547	33,375	35,892

Per share amount	$.03	$.47	$.13	$.88

Note:	This computation is required by Regulation S-K, Item 601, and is filed as an exhibit under Item 6 of Form 10-Q.

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